UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 8-A/A
                               (Amendment No. 2)

       REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION
             12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                             Commission File Number 1-5025

                                  Big B, Inc.
       --------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

               Alabama                            34-1527876
       (State of incorporation or         (IRS Employer Identification
            organization)                           Number)

     2600 Morgan Road S.E., Bessemer, Alabama          35023
     (Address of principal executive offices)       (Zip Code)

     Securities to be registered pursuant to Section 12(b) of the Act:

          None

                N/A                                  N/A
          Title of each class           Name of each exchange on which
          to be so registered           each class is to be registered

          If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruc-tion A.(c)(1), please check the following box. [ ]

          If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effec-tiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check
     the following box.  [   ]

     Securities to be registered pursuant to Section 12(g) of the Act:

          Common Stock Purchase Rights


          The Form 8-A, dated September 23, 1996, as previously amended on October 16, 1996, of Big B, Inc. (the "Form 8-A") is hereby amended in its entirety to read as follows:

     ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

               DESCRIPTION OF THE RIGHTS PLAN. On September 20, 1996, the Board of Directors (the "Big B Board") of Big B, Inc., an Alabama corporation ("Big B"), adopted a rights plan (the "Rights Plan") for the reasons described below under the caption "Certain Considerations Regarding the Adoption of the Rights Plan." Under the Rights Plan, rights ("Rights") were distributed at the close of business on October 3, 1996 as a dividend at the rate of one Right for each share of Big B common stock, par value $.001 per share (the "Big B Common Stock") held by shareholders of record as of the close of business on October 3, 1996. Each Right entitles the registered holder to purchase from Big B one share of Big B Common Stock at a purchase price of $40.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement, dated as of September 23, 1996 (the "Rights Agreement"), between Big B and First National Bank of Boston, as Rights Agent (the "Rights Agent"). A copy of the Rights Agreement was filed as
     Exhibit 1 to the Form 8-A. On October 27, 1996, Big B entered into an Agreement and Plan of Merger (the "Merger Agreement") with Revco D.S., Inc. ("Revco") and Revco's wholly owned subsid-iary, RDS Acquisition Inc. ("RDS Acquisition"). Pursuant to the Merger Agreement, Big B entered into an amendment to the Rights Agreement, dated as of October 27, 1996 (the "Amendment"), for the purpose of making the Rights inapplicable to the Offer and the Merger contemplated by the Merger Agreement. A copy of the Amendment is filed as Exhibit 3 hereto. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such agreement, which is incorporat-ed herein by reference.

               Currently, the Rights are attached to all Big B Common Stock certificates representing shares outstanding, and no separate rights certificates ("Rights Certificates") have been distributed. The Rights will separate from the Big B Common
     Stock and a distribution date will occur upon the earlier of (i)
     10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding shares of Big B Common Stock
     (the "Stock Acquisition Date"), or (ii) such date as the Big B
     Board shall determine during the pendency of a tender or exchange offer that would result in a person or group beneficially owning
     10% or more of such outstanding shares of Big B Common Stock (the earlier of (i) and (ii), the "Distribution Date"). The foregoing notwithstanding, the definition of "Acquiring Person" shall not include (i) any member of the Bruno family (consisting of Anthony
     J. Bruno, Vincent J. Bruno, James A. Bruno and any of their siblings, lineal descendants, lineal descendants of such sib-lings, any of their respective spouses or any trust established for any of their benefit) who might otherwise be an Acquiring
     Person by reason of any deemed beneficial ownership arising from arrangements which may be entered into among members of such family or (ii) Revco, RDS Acquisition, or any of their subsidiaries, if such entities might otherwise be an Acquiring Person by reason of
     (A) the acquisition of shares of Big B Common Stock made pursuant to the Offer and the Merger contemplated by the Merger Agreement and otherwise in accordance with the provisions of the Merger Agreement, or (B) any deemed beneficial ownership by Revco, RDS Acquisition, or any of their subsidiaries, arising pursuant to the Support Agreement, dated as of October 27, 1996, between Revco, RDS Acquisition and Anthony J. Bruno, Arthur M. Jones,
     Sr., Vincent J. Bruno and James A. Bruno. Until the Distribution Date, (i) the Rights are evidenced by the Big B Common Stock certificates and are transferred with and only with such Big B Common Stock certificates, (ii) new Big B Common Stock certifi-cates will contain a notation incorporating the Rights Plan by reference and (iii) the surrender for transfer of any certifi-cates for Big B Common Stock outstanding also constitutes the transfer of the Rights associated with the Big B Common Stock represented by such certificate.

               The Rights are not exercisable until the Distribution Date and will expire, unless earlier redeemed by Big B as de-scribed below, at the close of business on the earlier of (i) June 30, 1997 or (ii) the consummation date of (x) the Merger contemplated by the Merger Agreement or (y) such other transac-tion pursuant to which Big B merges or consolidates with another entity, which transaction shall have been approved by the Big B Board if at the time of such approval the Big B Board then includes one or more "Continuing Directors" and a majority of such Continuing Directors shall have joined in such approval.

               The term "Continuing Director" means any member of the Big B Board who was a member of the Big B Board prior to the date of the Rights Plan and any person who is subsequently elected to the Big B Board if such person is recommended or approved by a majority of the Continuing Directors, but such term shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing enti-ties.

               As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Big B Common Stock as of the close of business on the Distribu-tion Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

               In the event that an Acquiring Person becomes the beneficial owner of 10% or more of the then outstanding shares of Big B Common Stock (unless such acquisition is made pursuant to a tender or exchange offer for all outstanding shares of Big B Common Stock, at a price determined by a majority of the indepen-dent directors of Big B who are not representatives, nominees, affiliates or associates of an Acquiring Person to be fair and otherwise in the best interest of Big B and its shareholders (such as the Offer contemplated by the Merger Agreement)), each holder of a Right will thereafter have the right to receive, upon exercise, Big B Common Stock (or, in certain circumstances, cash, property or other securities of Big B), having a value equal to two times the Exercise Price of the Right. The Exercise Price is the Purchase Price times the number of shares of Big B Common Stock associated with each Right (currently, one). Notwithstand-ing any of the foregoing, following the occurrence of any of the events set forth in this paragraph (the "Flip-In Events"), all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. However, Rights are not exercisable following the occurrence of any of the Flip-In Events set forth above until such time as the Rights are no longer redeemable by Big B as set forth below.

               In the event that following the Stock Acquisition Date,
     (i) Big B engages in a merger or business combination transaction in which Big B is not the surviving corporation (other than a merger that follows a tender offer determined to be fair to the shareholders of Big B, as described in the preceding paragraph);
     (ii) Big B engages in a merger or business combination transac-tion in which Big B is the surviving corporation and the Big B Common Stock of Big B is changed or exchanged; or (iii) 50% or more of Big B's assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise of the Right, Big B Common Stock of the acquiring corporation having a value equal to two times the Exercise Price of the Right.

               The Purchase Price payable, and the number of shares of Big B Common Stock or other securities or property issuable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Big B Common Stock, (ii) if holders of the Big B Common Stock are granted certain rights or warrants to subscribe for Big B Common Stock, or (iii) upon the distribution to holders of the Big B Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

               With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Big B Common Stock on the last trading date prior to the date of exercise.

               At any time until 10 days following the Stock Acquisi-tion Date, the Big B Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right. Under certain circumstances set forth in the Rights Plan, the decision to redeem shall require the concurrence of a majority of the Contin-uing Directors. Immediately upon the action of the Big B Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price. Pursuant to the Merger Agreement, Big B has agreed that, at the request of Revco upon five business days' prior written notice, Big B will redeem the Rights prior to the effective time of the Merger.

               The Big B Board has the right to redeem all or a portion of the Rights following the occurrence of any of the Flip-In Events by exchanging shares of Big B Common Stock for outstanding Rights at a ratio of one to one. Upon exercise of the exchange feature, Rights held by all shareholders will be exchanged (on a pro rata basis if less than all of the Rights are to be exchanged), other than those held by an "Acquiring Person" which in accordance with the terms of the plan would have become null and void.

               Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of Big B, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights was not taxable to share-holders or to Big B, shareholders may, depending upon the circum-stances, recognize taxable income in the event that the Rights become exercisable for Big B Common Stock (or other consider-ation) of Big B as set forth above.

               Any of the provisions of the Rights Plan may be amended by the Big B Board prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Plan may be amended by the Big B Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Plan; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

               CERTAIN CONSIDERATIONS REGARDING THE ADOPTION OF THE RIGHTS PLAN. On September 20, 1996, the Big B Board determined that the unsolicited tender offer (the "Original Offer") for all of the outstanding shares of Big B Common Stock commenced by Revco and RDS Acquisition, was inadequate and not in the best interests of Big B or its shareholders. The Big B Board adopted the Rights Plan on such date in order to afford sufficient time for the Big B Board to consider alternatives to the Original Offer in a diligent and orderly manner. Beginning on September 23, 1996, Big B entered into confidentiality agreements (collec-tively, the "Confidentiality Agreements") with a number of parties which had expressed interest in developing acquisition proposals for Big B. On October 3, 1996, Big B and Revco entered into a Confidentiality Agreement. Pursuant to the Confidentiali-ty Agreements, Big B provided certain confidential financial information to each such interested party.

               On October 27, 1996, the Big B Board (i) approved the terms of the Merger Agreement and authorized the execution and delivery thereof, (ii) determined that the Offer and the Merger, taken together, were fair to and in the best interests of the Big B shareholders, and (iii) determined to recommend that the Big B shareholders tender their Shares pursuant to the Offer and, to the extent required by applicable law, approve the Merger contem-plated by the Merger Agreement. In connection with the forego-ing, the Big B Board authorized the Amendment.

               Consistent with the rationale for the adoption of the Rights Plan and as described above under the caption "Description of the Rights Plan," the Rights will expire, unless earlier redeemed by Big B, at the close of business on the earlier of (i) June 30, 1997 or (ii) the consummation date of (x) the Merger contemplated by the Merger Agreement or (y) such other transac-tion pursuant to which Big B merges or consolidates with another entity, which transaction shall have been approved by the Big B Board if at the time of such approval the Big B Board then includes one or more Continuing Directors and a majority of such Continuing Directors shall have joined in such approval. Also as described above under the caption "Description of the Rights Plan," the Big B Board may, at its option, at any time until 10 days (subject to extension) following the date on which a person or group acquires 10% or more of the outstanding shares of Big B Common Stock redeem the Rights.

               Until their expiration or earlier redemption, the Rights will have certain anti-takeover effects as they would cause substantial dilution to a person or group that attempts to acquire Big B without the prior approval of the Big B Board (such as Revco and RDS Acquisition pursuant to the Offer). Big B believes that these effects are appropriate in light of its desire to have sufficient time to consider alternatives to the Offer in a diligent and orderly manner and that the Rights will not interfere with any merger or other business combination previously approved by the Big B Board.

               Big B was aware when it adopted the Rights Plan that no court applying Alabama law has ever had the occasion to rule on the validity of a shareholder rights plan such as the Rights Plan. Big B believes that any court applying Alabama law should find persuasive the law of other states, such as Delaware, Maine and Michigan, which have upheld the validity of shareholder rights plans which are similar to the Rights Plan.

               CERTAIN LITIGATION. Big B and Revco are parties to a litigation (the "Rights Plan Litigation") before the federal district court located in the Northern District of Alabama concerning the validity of the Rights Plan. Pursuant to the Merger Agreement, the parties will enter into and file stipula-tions dismissing without prejudice the foregoing litigation. In addition, the parties have agreed not to reinstate such litiga-tion in the absence of any material breached of obligations under the Merger Agreement.

               A purported class has been filed in the District Court against Big B and certain of its officers and directors. The action claims, among other things, that certain individual directors of Big B as well as Big B itself have improperly adopted the Rights Plan. The complaint seeks declaratory and injunctive relief and attorneys' fees and experts' fees. Big B intends to vigorously defend against such action.

     ITEM 2.  EXHIBITS

               1. Rights Agreement, dated as of September 23, 1996, between Big B, Inc. and First National Bank of Boston, as Rights Agent (incorporated herein by reference to Exhibit 1 to the Form 8-A of Big B, Inc. filed with the Securities and Exchange Com-mission on September 23, 1996).

               2. Press Release, dated September 23, 1996 (incorpo-rated herein by reference to Exhibit 2 to the Form 8-A of Big B, Inc. filed with the Securities and Exchange Commission on September 23, 1996).

               3. Amendment to Rights Agreement, dated as of October 27, 1996 (incorporated herein by reference to Exhibit 22 to Amendment No. 8 to the Schedule 14D-9 of Big B, Inc. filed with the Securities and Exchange Commission on October 30, 1996).



               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   Big B, Inc.

                                   By: /s/  ARTHUR M. JONES, SR   .
                                        Name:  Arthur M. Jones
                                        Title: President and Chief
                                               Operating Officer